J.JILL, INC.

4 Batterymarch Park

Quincy, MA 02169

March 6, 2017

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Jonathan Burr

J.Jill, Inc.

Registration Statement on

Form S-1 (File No. 333-215993)

Dear Mr. Burr:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1 (the “S-1”) relating to the registration of 13,416,667 shares (including 1,750,000 shares to cover over-allotments) of common stock, par value $0.01 per share, of J.Jill, Inc. (the “Company”) be accelerated to March 8, 2017 at 4:00 p.m. E.D.T. or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Raphael M. Russo of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3309.

*****

Very truly yours,

By:	/s/ David Biese
	Name:	David Biese
	Title:	Chief Financial Officer

March 6, 2017

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	J.Jill, Inc.
Registration Statement on
Form S-1 (File No. 333-215993)

Dear Ladies and Gentlemen:

In connection with the proposed offering of the securities under the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), we wish to advise you that we, as representatives of the underwriters, hereby join with J.Jill, Inc.’s request that the effective date of the Registration Statement be accelerated so that the same will become effective on March 8, 2017 at

4:00 p.m. E.D.T., or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: February 27, 2017

(ii)	Dates of distribution: February 27, 2017 – March 8, 2017

(iii)	Number of preliminary prospectuses distributed to prospective underwriters, institutional investors, dealers and others: 5,412

(iv)	We have complied and will comply, and have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC
Jefferies LLC

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michele A. H. Allong
Name:	Michele A. H. Allong
Title:	Authorized Signatory

MORGAN STANLEY & CO. LLC

By:	/s/ Edward Molloy
Name:	Edward Molloy
Title:	Managing Director

JEFFERIES LLC

By:	/s/ Ashley Delp Walker
Name:	Ashley Delp Walker
Title:	Managing Director

On behalf of each of the Underwriters